March 21, 2011

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hospira, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
File No. 1-31946

Dear Mr. Rosenberg:

We received the SEC’s comment letter dated March 16, 2011.  Hospira respectfully requests an additional ten (10) business days to respond to these comments, and will respond on or before Wednesday, April 13, 2011.  If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Deborah Koenen
Deborah Koenen

cc:	Dana Hartz
Don Abbott

Deborah K. Koenen

Legal Department

Senior Counsel Securities

Phone:    (224) 212-2199

Fax:         (224) 212-2088

deborah.koenen@hospira.com